EXHIBIT 99.3


                                                               February 20, 2004


Board of Directors
Johnson Outdoors Inc.
555 Main Street
Racine, WI 53403


Gentlemen:

         We hereby present the following proposal whereby an entity to be formed by us ("Acquisition Co.") would acquire all of the outstanding shares of Class A and Class B common stock of Johnson Outdoors Inc. (the "Company") not already owned by us, members of our family, or entities controlled by us or our family members, for a price of $18.00 per share in cash. Our offer provides an 88.4% premium over the five (5)-year average closing price, a 66.5% premium over the three (3)-year average closing price, a 43.2% premium over the two (2)-year average closing price and a 38.0% premium over the one (1)-year average closing price. When compared to yesterday's closing price, which approached an eighty-three week high and adjusting for excess working capital generated by the sale of Jack Wolfskin, our offer provides a premium of 8.6% over the fundamental equity value of the Company. Furthermore, when compared to the closing price thirty (30) days prior to today and adjusting for excess working capital, our offer provides a premium of 18.2% over the fundamental equity value of the Company.

         This proposal seeks to return the Company to its roots as a private company owned by members of the Johnson family, at a price that is fair to the public stockholders. By returning to private ownership, the Company would be relieved of the burdens associated with being a public company.

         We would propose that a transaction be structured as a merger under the laws of the state of Wisconsin whereby Acquisition Co. (or an affiliate thereof) would be merged with and into the Company, and holders of the Company's public shares would receive cash for such shares. To facilitate this transaction, we have engaged investment bankers and have received indications of interest from nationally recognized lending institutions with respect to the financing for the proposed transaction. Together with amounts available from the Company's existing funds, we believe that such financing will be sufficient to meet the needs of this transaction and to operate the business going forward, subject of course, to satisfactory completion of due diligence.

         Given our involvement with the Company, we would anticipate that the Board of Directors would establish an independent special committee to evaluate our proposal and engage separate advisors. In this regard, please note that we do not have any interest in selling our shares in the Company and therefore will not support an alternative transaction.

         We are prepared to move forward promptly to consummate the proposed transaction and reach a definitive merger agreement that would contain customary terms and conditions for transactions of this type including, without limitation:

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                  o    Approval of the transaction by the special committee.

                  o Receipt by the special committee of a "fairness opinion" from its financial advisors.

                  o Recommendation by the Board that the stockholders of the Company approve the transaction.

                  o Approval of the transaction by the Company's stockholders with the requisite votes under applicable Wisconsin law at a special meeting of stockholders held for such purpose.

         Should a transaction be consummated, we presently intend to continue the business of the Company as currently conducted, and do not anticipate seeking any changes in the Company's current operations as a result of the transaction.

         Our advisors are available to meet with the Board or the special committee to discuss this proposal at your earliest convenience.

         This letter is merely a statement of current intention and does not constitute a firm or binding offer. We are prepared to leave our proposal open until March 22, 2004, but reserve the right to amend or withdraw this proposal and to terminate further discussions at any time prior to our execution of definitive agreements. Please let us know at your earliest convenience how you wish to proceed.





                                Very truly yours,









    /s/ Samuel C. Johnson                        /s/ Helen P. Johnson-Leipold
-------------------------------               ----------------------------------

        Samuel C. Johnson                            Helen P. Johnson-Leipold